Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated February 28, 2019, relating to (1) the consolidated financial statements and financial statement schedule of Scientific Games Corporation and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph related to the Company’s change in method of accounting for revenue from contracts with customers in 2018 due to the adoption of ASC 606), and (2) the effectiveness of Scientific Games Corporation and subsidiaries’ internal control over financial reporting, appearing in the Annual Report on Form 10-K of Scientific Games Corporation for the year ended December 31, 2018.

/s/ DELOITTE & TOUCHE LLP

August 2, 2019